November 20, 2025

Office of Registration and Reports

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: Gladstone Alternative Income Fund Fidelity Bond

Ladies and Gentlemen:

On behalf of Gladstone Alternative Income Fund (the “Company”), I enclose the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):

1.

A copy of the Company’s Investment Company Bond No. 108160727, in the amount of $3,000,000, effective as of November 25, 2025, covering the Company, and its subsidiaries (the “Bond”). The Bond was received by the Company on November 12, 2025.

2.

A copy of the resolutions adopted by written consent of the Board of Trustees dated November 25, 2025, in which a majority of the Trustees who are “not interested” ratified and approved the amendment to the Bond.

The period for which premiums have been paid on behalf of the Company is November 25, 2025 to November 25, 2026. The Company’s premium is $9,161.

Thank you for your assistance. Should you have any questions, please feel free to call me at 703-287-5872.

Sincerely,

GLADSTONE ALTERNATIVE INCOME FUND

/s/ John A. Dellafiora Jr.

John A. Dellafiora Jr.
Chief Compliance Officer

Luke W McCarty PO Box 64094 St. Paul, MN 55102-0094 Phone: (646) 509-0520 Email: LMCCARTY@travelers.com

November 12, 2025

Justin Salazar

AON RISK SERVS CENTRAL

200 E RANDOLPH ST FL 9

CHICAGO, IL 60601

RE:	Insured Name:	Gladstone Alternative Income Fund
	Binder Type:	Premium Only
	Product:	INVESTMENT COMPANY BOND
IVBB-15001 (01-16)
	Bond Number:	108160727
	Bond Period:	November 25, 2025 to November 25, 2026
	Binder Expiration Date:	December 12, 2025

Dear Justin Salazar:

On behalf of Travelers Casualty and Surety Company of America we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$3,000,000	$0
Coverage A.2. Restoration Expenses	$3,000,000	$100,000
B. ON PREMISES	$3,000,000	$100,000
C. IN TRANSIT	$3,000,000	$100,000
D. FORGERY OR ALTERATION	$3,000,000	$100,000
E. SECURITIES	$3,000,000	$100,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$3,000,000	$100,000
G. CLAIM EXPENSE	$100,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$5,000
I. COMPUTER SYSTEMS
Coverage I.1. Computer Fraud	$3,000,000	$100,000
Coverage I.2. Fraudulent Instructions	$3,000,000	$100,000
Coverage I.3. Restoration Expense	$3,000,000	$100,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000

If “Not Covered” is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

LTR-19040 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage:	100% of the annualized premium
Additional Months:	12 months

TOTAL ANNUAL PREMIUM - $9,161.00

(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
1 Year	Prepaid	$9,161.00	$0.00	$0.00	$9,161.00	$9,161.00

BOND FORMS APPLICABLE:
IVBB-15001-0116	Investment Company Bond Declarations
IVBB-16001-0116	Investment Company Bond

ENDORSEMENTS APPLICABLE:

IVBB-18032-0116	Virginia Cancelation, Termination, Change or Modification Endorsement
IVBB-19003-0116	Social Engineering Fraud Insuring Agreement - Enhanced
IVBB-19010-0116	Unauthorized Signature Endorsement
IVBB-19014-0116	Non-Accumulation Endorsement
Company Name	Gladstone Management Corporation, Gladstone Capital Corporation and
Gladstone Investment Corporation
IVBB-19038-0422	Global Coverage Compliance Endorsement
IVBB-19044-0518	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319	Replace General Agreement A. Organic Growth Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

None

This binder is a conditional binder, valid until December 12, 2025. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by December 12, 2025 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

COMMISSION:   15.00%

NOTES:

NOTICES:

It is the agent’s or broker’s responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

LTR-19040 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Important Notice Regarding Compensation Disclosure

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104-2950.

Sincerely,

Luke W McCarty

Travelers Bond & Specialty Insurance

LTR-19040 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

ACTION BY WRITTEN CONSENT

OF THE

BOARD OF TRUSTEES

OF

GLADSTONE ALTERNATIVE INCOME FUND

The undersigned, being all of the members of the Board of Trustees of Gladstone Alternative Income Fund, a Delaware statutory trust (the “Fund”) and pursuant to Section 3806(g)(1) of the Delaware Statutory Trust Act, hereby adopt the following resolutions by written consent dated effective as of the 25th day of November, 2025:

WHEREAS, the Board has reviewed the renewal of the Fund’s Investment Company Blanket Bond No. 108160727, the terms of which are attached hereto as Exhibit A, issued by Travelers Casualty and Surety Company of America (the “Fidelity Bond”);

NOW, THEREFORE, BE IT RESOLVED, that the members of the Board, including Anthony Parker, Michela A. English, John H. Outland, Walter Wilkinson, and Katharine Gorka, each of whom is not an interested person under the Investment Company Act of 1940, as amended, hereby acknowledge and agree that the Fidelity Bond is reasonable in form and amount; and it be

RESOLVED FURTHER, that the appropriate officers of the Fund be, and they hereby are, authorized to enter into the Fidelity Bond for the Fund; and it be

RESOLVED, FURTHER, that any and all previous actions taken by the Fund’s officers, principals or agents in connection with the Fidelity Bond be, and hereby are, approved and ratified as duly authorized actions of the Fund; and it be

RESOLVED FURTHER, that the appropriate officers of the Fund be, and each of them hereby is, authorized and directed, for and on behalf of the Fund, to file the Fidelity Bond with the Securities and Exchange Commission.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Action by Written Consent of the Board of Trustees of Gladstone Alternative Income Fund as of the day and year first written above.

/s/ David Gladstone
David Gladstone

/s/ Anthony Parker
Anthony Parker

/s/ Michela English
Michela English

/s/ John Outland
John Outland

/s/ Walter Wilkinson
Walter Wilkinson

/s/ Paula Novara
Paula Novara

/s/ Katharine Gorka
Katharine Gorka

EXHIBIT A

TERMS OF FIDELITY BOND

Luke W McCarty PO Box 64094 St. Paul, MN 55102-0094 Phone: (646) 509-0520 Email: LMCCARTY@travelers.com

November 12, 2025

Justin Salazar

AON RISK SERVS CENTRAL

200 E RANDOLPH ST FL 9

CHICAGO, IL 60601

RE:	Insured Name:	Gladstone Alternative Income Fund
	Binder Type:	Premium Only
	Product:	INVESTMENT COMPANY BOND
IVBB-15001 (01-16)
	Bond Number:	108160727
	Bond Period:	November 25, 2025 to November 25, 2026
	Binder Expiration Date:	December 12, 2025

Dear Justin Salazar:

On behalf of Travelers Casualty and Surety Company of America we are pleased to bind coverage for the following Insurance.

INVESTMENT COMPANY BOND:

Insuring Agreement	Single Loss Limit of Insurance	Single Loss Deductible Amount
A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$3,000,000	$0
Coverage A.2. Restoration Expenses	$3,000,000	$100,000
B. ON PREMISES	$3,000,000	$100,000
C. IN TRANSIT	$3,000,000	$100,000
D. FORGERY OR ALTERATION	$3,000,000	$100,000
E. SECURITIES	$3,000,000	$100,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$3,000,000	$100,000
G. CLAIM EXPENSE	$100,000	$5,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$5,000
I. COMPUTER SYSTEMS
Coverage I.1. Computer Fraud	$3,000,000	$100,000
Coverage I.2. Fraudulent Instructions	$3,000,000	$100,000
Coverage I.3. Restoration Expense	$3,000,000	$100,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000

If “Not Covered” is inserted opposite any specified Insuring Agreement above, or if no amount is included, in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

LTR-19040 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

DISCOVERY PERIOD FOR BOND COVERAGE:

Additional Premium Percentage:	100% of the annualized premium
Additional Months:	12 months

TOTAL ANNUAL PREMIUM - $9,161.00

(Other term options listed below, if available)

PREMIUM DETAIL:

Term	Payment Type	Premium	Taxes	Surcharges	Total Premium	Total Term Premium
1 Year	Prepaid	$9,161.00	$0.00	$0.00	$9,161.00	$9,161.00

BOND FORMS APPLICABLE:
IVBB-15001-0116	Investment Company Bond Declarations
IVBB-16001-0116	Investment Company Bond

ENDORSEMENTS APPLICABLE:

IVBB-18032-0116	Virginia Cancelation, Termination, Change or Modification Endorsement
IVBB-19003-0116	Social Engineering Fraud Insuring Agreement - Enhanced
IVBB-19010-0116	Unauthorized Signature Endorsement
IVBB-19014-0116	Non-Accumulation Endorsement
Company Name	Gladstone Management Corporation, Gladstone Capital Corporation and
Gladstone Investment Corporation
IVBB-19038-0422	Global Coverage Compliance Endorsement
IVBB-19044-0518	Automatic Increase In Insuring Agreement A.1. Single Loss Limit of Insurance Endorsement
IVBB-19045-0319	Replace General Agreement A. Organic Growth Endorsement

CONTINGENCIES:

This binder is contingent on the acceptable underwriting review of the following information prior to the Binder expiration date.

None

This binder is a conditional binder, valid until December 12, 2025. This binder will expire on the noted date, at the noted time, unless the required underwriting information stated in the Contingencies section is provided to Travelers and then reviewed and accepted by Travelers prior to the noted expiration date and time.

This bond will not take effect unless Underwriting Information is received and satisfactorily reviewed by December 12, 2025 (Binder Expiration Date). If you do not submit the Underwriting Information on or before the Binder Expiration Date, no bond will be issued.

COMMISSION:	15.00%

NOTES:

NOTICES:

It is the agent’s or broker’s responsibility to comply with any applicable laws regarding disclosure to the bondholder of commission or other compensation we pay, if any, in connection with this bond or program.

LTR-19040 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Important Notice Regarding Compensation Disclosure

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Agency Compensation, P.O. Box 2950, Hartford, CT 06104-2950.

Sincerely,

Luke W McCarty

Travelers Bond & Specialty Insurance

LTR-19040 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.